Exhibit 99.1

[________], 2017

[First Name][Last Name]

[LINE_1_AD]

[LINE_2_AD]

[LINE_3_AD]

[City], [State] [Zip]

Dear [First Name]:

You are receiving this letter and the accompanying materials as a current or former participant (or surviving beneficiary) in the Aerojet Rocketdyne Retirement Savings Plan (formerly known as the GenCorp Retirement Savings Plan) (the “Plan”) who acquired Units in the Aerojet Rocketdyne Holdings Stock Fund (formerly known as the GenCorp Stock Fund) (the “Company Stock Fund”) between June 30, 2007, and June 29, 2008 (the “Rescission Period”). The shares associated with these Units may be deemed not to have been properly registered with the Securities and Exchange Commission at that time. Since then, Aerojet Rocketdyne Holdings, Inc., formerly known as GenCorp Inc. (the “Company”), has worked to address this complex issue.

To address the potential impact on Plan participants like you, we are now conducting a Rescission Offer to rescind your purchase (or receipt through matching contributions) of affected shares (as Units in the Company Stock Fund1) during the Rescission Period. Managing this offer is a complex undertaking, and we are now able to complete the remaining steps to fully address this issue.

How you may be affected depends on whether you purchased (or received as matching contributions) Units in the Company Stock Fund during the Rescission Period, and whether you:

•	Still hold these Units as a Plan participant;
•	Sold some or all of those Units as a Plan participant; or
•	Received a distribution in the form of shares of common stock of the Company, which you may or may not still hold in a personal account.

The enclosed Personalized Rescission Offer Statement shows an estimate of the potential value of any benefit you may be eligible to receive if you accept the Rescission Offer. Please note that this statement is only an estimate. The final value of any potential benefit will not be determined until after the Expiration Date (June 30, 2017) and will be based on the value of Units in the Company Stock Fund at that time. In some situations, you may not be eligible to receive any benefit from this Rescission Offer.

1 A Plan participant’s investment in the Company Stock Fund is measured in Units. Each Unit represents shares of Company stock, plus a varying amount of short-term liquid investments. For example, on July 23, 2007, the Unit price was $0.93, while the closing price for Company stock was $13.08. So if you held 1,000 Units on that date, that was equivalent to approximately 71 shares of Company stock.

Please review all of the enclosed information – including the detailed Prospectus – to understand your rights and the actions required to accept the Rescission Offer.

Here’s how the Rescission Offer will work:

•	If you still hold Units that you acquired during the Rescission Period, we are offering to buy back those Units at the prices you originally paid, plus applicable interest.
•	If you sold at a loss some or all Units that you acquired during the Rescission Period, we are offering to pay you the amount of the loss, plus applicable interest.
•	If you received a distribution in the form of shares of common stock of the Company from Units you acquired during the Rescission Period, and still hold these shares in a personal account, we are offering to buy back those shares at the prices you originally paid, plus applicable interest. If you have sold some or all of these shares at a loss, we are offering to pay you an amount equal to the difference between (a) the original purchase price of those shares and (b) the sale price of those shares (as set forth on a broker’s confirmation, monthly statement or other form of proof of loss acceptable to the Company), plus applicable interest. In the case of shares still held that are repurchased, you will be required to tender your shares to the Company.

We will not repurchase Units or shares if it would not be economically beneficial to you. This is true even if you accept the Rescission Offer by returning the enclosed Rescission Offer Acceptance Form.

Any proceeds from this Rescission Offer will be allocated directly to your Plan account. If you no longer have an active Plan account, a Plan account will be re-established on your behalf. The proceeds will be invested in the age appropriate American Funds Target Date Retirement Fund Class R-6.

To accept the Rescission Offer, you need to complete, sign and return the enclosed Rescission Offer Acceptance Form in the pre-addressed, postage-paid envelope provided. The form must be received by 4:00 p.m., Eastern Time on June 30, 2017, the Expiration Date of this Rescission Offer. Please note that this form must be received – not postmarked – by the Expiration Date. If we have not received your Acceptance Form (and any other required materials) by the deadline, you will be deemed to have rejected the Rescission Offer.

All transactions relating to the Plan’s Company Stock Fund including employee exchanges, withdrawals, loan repayments, etc., will be temporarily suspended as of June 30, 2017. This Blackout Period is described in the Important Notice Concerning Your Rights Under the Aerojet Rocketdyne Retirement Savings Plan included as part of the enclosed Prospectus and applies to all Plan participants – not just those receiving the Rescission Offer. At present, we do not expect this Blackout Period to last more than five to seven business days.

We appreciate your patience and are pleased to make this Rescission Offer available now. If you have any questions about the Rescission Offer, refer to the other materials in this package. You may also contact the Fidelity Retirement Benefits Line at 1-800-890-4015. Representatives are available Monday through Friday between the hours of 8:30 a.m. and 11:00 p.m., Eastern Time.

Sincerely,

Arjun L. Kampani

Vice President, General Counsel and Secretary

Aerojet Rocketdyne Holdings, Inc.

Information was provided by Aerojet Rocketdyne Holdings, Inc. Fidelity Investments is not responsible for its content.